Mr Ken Lame
Chairman
Board of Directors
HC Innovations
10 Progress Drive
Shelton CT 06484

July 6, 2009

Dear Ken:

In view of the termination of my employment with Enhanced Care Initiatives, Inc., I believe that it would be difficult for me to continue
to contribute meaningfully as a member of the Board of Directors of HC Innovation Inc.   I therefore resign from the Board of Directors of
HC Innovation Inc. effective immediately, July 6, 2009.

I wish you and the company success in the future.

Kind regards,

David

David Chess MD
1990 Elm Street
Stratford CT. 06615